Exhibit 99.1

Intelligent Joy Limited Signs Strategic Cooperation MOU with First U.S. Capital Group

Hong Kong, December 10, 2024 — Intelligent Group Limited (NASDAQ: INTJ) announces today that its wholly owned subsidiary Intelligent Joy Limited (“Intelligent Joy,” the “Company”) has entered into a non-binding Memorandum of Understanding (“MOU”) with First U.S. Capital Group Limited (“First U.S. Capital”). Under the terms of the MOU, both parties have agreed to collaborate extensively in their respective areas of expertise to enhance their industry presence and foster the integration and development of their capabilities.

This collaboration marks a significant step in deepening the relationship between Intelligent Joy and First U.S. Capital in the areas of financial public relations, investment consulting, and cross-border business development. Under the agreement, Intelligent Joy will leverage its expertise in financial public relations and media outreach to support First U.S. Capital’s brand awareness and client expansion across the Asia-Pacific region. At the same time, First U.S. Capital will provide tailored investment consulting and capital market strategies to Intelligent Joy’s potential clients. The partnership will focus on expanding brand visibility and business growth in Hong Kong, Mainland China, and the U.S. markets.

Future Outlook

Looking ahead, the cooperation between Intelligent Joy and First U.S. Capital holds great potential. Intelligent Joy will utilize its market resources in Hong Kong and Mainland China to provide strategic support for First U.S. Capital’s business expansion in the Asia-Pacific region. Meanwhile, First U.S. Capital, with its strong expertise in international investments and financial consulting, will help Intelligent Joy extend its global client base, particularly in areas such as capital raising, market positioning, and risk management.

Both parties will also explore joint opportunities in cross-border investment and capital markets, aiming to promote collaboration in Hong Kong, Mainland China, and the U.S. markets. The cooperation will focus on the integration of information technology and financial services, with the goal of introducing innovative financial solutions. As the global economic and financial landscape evolves, this partnership will offer both companies greater flexibility in strategic choices and contribute to long-term sustainable growth.

The MOU is set to take effect immediately upon signing and will remain valid for an initial term of three years, subject to modification or extension based on the needs of both parties.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As the first public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Joy operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

About First U.S. Capital Group Limited

Founded in 1889 and headquartered in Santa Ana, California, First U.S. Capital Group Limited is a global leader in international title insurance and commercial information services. First U.S. Capital provides a wide range of financial consulting, investment strategies, and title insurance services to global corporate and individual clients. Its services are widely used in real estate transactions, capital market operations, and business management.

For more information, please visit Intelligent Joy’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Joy Limited:

Rosanne Ren

Phone: (86) 136 8956 6828

Email: rosanne.ren@intelligentjoy.com